FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation of a letter to the Buenos Aires Stock Exchange regarding the estimated effect of debt restructuring of Telecom Argentina S.A.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, September 5, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE: Information Art. 23 – Listing Rules – Estimated Effect of Debt Restructuring of Telecom Argentina S.A.

I am writing you as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to provide the following unaudited information regarding the estimated effect of the debt restructuring of the Company.

As announced on August 31, 2005, (the “Closing Date of the Debt Restructuring”) Telecom Argentina has successfully concluded its debt restructuring process, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors. In that respect, the Company considers it relevant to disclose its best estimate of the effect that the debt restructuring has in the level of indebtedness and financial results.

The following information is an estimate of the debt restructuring results, based on the facts and assumptions detailed below. Therefore, the final figures may differ from the breakdown provided below:

Facts and assumptions used for the estimation of the effect of the debt restructuring results:

•	The old debt continued to accrue contractual and penalty interest together with exchange differences up to August 31, 2005;

•	For the conversion into Argentine pesos of the new debt denominated in foreign currency, the prevailing exchange rates at the Closing Date of the Debt Restructuring were used;

•	All principal and interest payments made on the Closing Date of the Debt Restructuring were taken into consideration;

•	In compliance with generally accepted accounting principles in Argentina, the new debt was accounted for at net present value using annual discounted rates for US Dollar, Euro and Yen denominated debt of 11%, 10%, and 7% respectively;

•	No additional expenses related to the debt restructuring results were considered as they are not deemed relevant with respect to the total profit estimated for the restructuring process; and

•	The profit resulting the debt restructuring has been calculated without any income tax effect.

Item 1

The following chart summarizes the evolution of the Debt of Telecom Argentina on a stand-alone basis starting from the figures published in the unconsolidated Financial Statements as of June 30, 2005, and considering the facts and assumptions mentioned before:

In millions of Pesos
Debt as of June 30, 2005	8,764

Interest accrued – Old Debt (July – August 2005) – Loss	109
Exchange Differences – Old Debt (July – August 2005) – Loss	126

Total Pre-Restructuring Old Debt	8,999

Option C Payment: Old Debt repurchase (includes interest under Option C)	(1,707)
Forgiveness of Principal and Interest – Gain	(1,150)

New Debt as of August 31, 2005 (*)	6,142

Payments of Principal and Interest (**)	(2,214)

Debt as of August 31, 2005 (Nominal Value)	3,928

Net Present Value Effect – Gain	(434)

Debt as of August 31, 2005 (Book Value)	3,494

(*)	Includes principal for $5,483 million, interest for $630 million and Withholding Income Tax – Foreign Beneficiaries in charge of the Company for $29 million.
(**)	Includes principal for $1,555 million, interest for $630 million and Withholding Income Tax – Foreign Beneficiaries for $29 million.

Therefore, the Company will register during the third quarter of fiscal year 2005 a profit of approximately $1,150 million pesos related the debt restructuring, mainly due to forgiveness of principal and interest (contractual and penalty) granted by financial creditors. To this figure, an additional profit of $434 million pesos related to the effect of the net present value must be added. Therefore, the total profit related to the debt restructuring of Telecom Argentina is estimated to be $1,584 million before any effect related to income tax and debt restructuring expenses.

It must be noted that the Company is currently evaluating the discount rate it will use in the calculation of the net present value of the new debt. This could cause a variation of the final figures of the profit related to the debt restructuring and the book value of the debt with respect to the figures disclosed above.

Sincerely,

Marcelo Kozak

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 7, 2005	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President